                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                        WORKGROUP TECHNOLOGY CORPORATION
                        --------------------------------

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   980903 20 7
                                  -------------
                                 (CUSIP Number)


                               JOSEPH P. MULLANEY
                      PRESIDENT AND CHIEF OPERATING OFFICER
                                  SOFTECH, INC.
                                2 HIGHWOOD DRIVE
                               TEWKSBURY, MA 08176
                                  (781)890-8373
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 14, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  980903-20-7                 13D/A                   Page 2 of 9 Pages
--------------------------------------------------------------------------------

 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       SOFTECH, INC.
       04-2453033

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*                                                    WC

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Massachusetts
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                             108,451
 NUMBER OF
   SHARES              ---------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER
  OWNED BY
    EACH                     0
 REPORTING
   PERSON             ----------------------------------------------------------
    WITH              9     SOLE DISPOSITIVE POWER

                             108,451
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       SOFTECH, INC.                  208,451

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.3%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*                                           CO

CUSIP NO.  980903-20-7                  13D/A                  Page 3 of 9 Pages
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       GREENLEAF CAPITAL, INC.
       38-3309224

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*                                                    WC

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Michigan
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

  NUMBER OF                   100,000
   SHARES              ---------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER
  OWNED BY
    EACH                      0
  REPORTING
   PERSON              ---------------------------------------------------------
    WITH               9     SOLE DISPOSITIVE POWER

                              100,000
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       GREENLEAF CAPITAL           208,451

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.3%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*                                           CO

CUSIP NO.  980903-20-7                  13D/A                  Page 4 of 9 Pages
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       William D. Johnston

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*                                                    AF

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

  NUMBER OF                   100,000
   SHARES              ---------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER
  OWNED BY
    EACH                       0
 REPORTING
   PERSON              ---------------------------------------------------------
    WITH               9     SOLE DISPOSITIVE POWER

                              100,000
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       WILLIAM D. JOHNSTON        208,451

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

       CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.3%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*                                           IN

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                                                               Page 5 of 9 Pages

     This Amendment No. 2 to the undersigned's Schedule 13D, which was originally filed on April 5, 2002 and amended on April 9, 2002 (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Workgroup Technology Corporation, a Delaware corporation (the "Issuer"), is filed to amend and restate Items 3 and 5 through 7 of the Schedule 13D in their entirety. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons have paid an aggregate of $306,309 in cash for an aggregate of 208,451 shares of common stock, par value $.01 per share ("Common Stock"), of the Issuer. With the exception of $129,750 paid to J&C Resources, LLC by SofTech for 86,500 shares of Common Stock, as described in Item 6, the balance of the shares of Common Stock were purchased through open market exchange transactions by SofTech, Inc. and Greenleaf Capital. The source of funds used to purchase the shares of Common Stock was from the working capital of the Reporting Persons.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) On the basis of the understanding between them described in Item 4 of the Schedule 13D, the Reporting Persons are part of a group as defined in Section 13(d)(3) and therefore are each deemed to be the beneficial owners of 208,451 shares of Common Stock. Such shares constitute 11.3% of the issued and outstanding shares of Common Stock.

          (b) SofTech has sole voting and dispositive power with respect to 108,451 shares of Common Stock. Greenleaf Capital has sole voting and dispositive power with respect to 100,000 shares of Common Stock.

          (c) On March 28, 2002 SofTech acquired 86,500 shares of Common Stock in a private transaction for an aggregate purchase price of $129,750.

               Greenleaf Capital has effected the following open market purchases of shares of Common Stock within the past 60 days.

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                                                               Page 6 of 9 Pages

                                                                   AGGREGATE
DATE OF PURCHASE      NUMBER OF SHARES    PRICE PER SHARE        PURCHASE PRICE
March 15, 2002          33,000                  $1.46                $48,180
March 18, 2002          20,000                  $1.455               $29,100
March 19, 2002          17,000                  $1.50                $25,500
March 21, 2002          3,000                   $1.41                $4,230
March 25, 2002          2,500                   $1.50                $3,750
March 27, 2002          5,000                   $1.50                $7,500
March 28, 2002          5,000                   $1.50                $7,500
April 1, 2002           7,000                   $1.50                $10,500
April 3, 2002           7,500                   $1.50                $11,250

               SofTech, Inc. has effected the following open market purchases of shares of Common Stock within the past 60 days.

                                                                   AGGREGATE
DATE OF PURCHASE      NUMBER OF SHARES    PRICE PER SHARE        PURCHASE PRICE
May 1, 2002             2,500                   $1.41                $ 3,525
May 7, 2002               600                   $1.40                $   840
May 9, 2002             2,000                   $1.40                $ 2,800
May 10, 2002            2,400                   $1.40                $ 3,360
May 17, 2002            1,250                   $1.40                $ 1,750
May 20, 2002            7,100                   $1.42                $10,082
May 23, 2002            1,650                   $1.40                $ 2,310
June 14, 2002           3,725                   $ .98                $ 3,651
June 17, 2002             226                   $ .98                $   221
June 19, 2002             500                   $ .98                $   490

          (d)  Not applicable.

          (e)  Not applicable.

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                                                               Page 7 of 9 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On March 28, 2002 SofTech acquired 86,500 shares of the Issuer's Common Stock from J&C Resources, LLC.

     Greenleaf Capital has purchased a total of 100,000 shares during the period from March 20 to April 5, 2002 in a series of open market transactions.

     SofTech, Inc. has purchased a total of 21,951 shares during the period from May 1 to June 19, 2002 in a series of open market transactions.

     SofTech and Greenleaf Capital have agreed to vote their shares together regarding SofTech's intentions towards the Issuer but have not entered into any written agreement regarding such intentions. Neither has ceded voting control of the shares held of record by them to the other.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

     1. Stock Purchase Agreement dated March 28, 2002, by and between J&C Resources, LLC and SofTech, Inc. (Filed as Exhibit 1 to the Schedule.)

     2. Letter dated April 5, 2002 from the Reporting Person to the Issuer. (Filed as Exhibit 2 to the Schedule.)

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                                                               Page 8 of 9 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:       June 26, 2002
                                              SOFTECH, INC.

                                              /s/ Joseph P. Mullaney
                                              ----------------------------------
                                                  Joseph P. Mullaney
                                                  President and COO


                                              GREENLEAF CAPITAL, INC.

                                              /s/ William D. Johnston
                                              ----------------------------------
                                                  William D. Johnston
                                                  President


                                              /s/ William D. Johnston
                                              ----------------------------------
                                                  William D. Johnston

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                                                               Page 9 of 9 Pages

                                  EXHIBIT INDEX

     1. Stock Purchase Agreement dated March 28, 2002, by and between J&C Resources, LLC and SofTech, Inc. (Filed as Exhibit 1 to the Schedule.)

     2. Letter dated April 5, 2002 from the Reporting Person to the Issuer. (Filed as Exhibit 2 to the Schedule.)